

July 9, 2013

Via E-mail
Mr. Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer
Foster Wheeler AG
Shinfield Park
Reading Berkshire RG2 9FW, United Kingdom

      RE: Foster Wheeler AG
                 Form 10-K for the Year Ended December 31, 2012
                 Filed March 1, 2013
                 File No. 1-31305

Dear Mr. Baseotto:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Rufus Decker

                             Rufus Decker
                             Accounting Branch Chief